Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report – February 2020

Mumbai, March 3, 2020: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company, which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory.

Monthly Report on Production, Domestic sales & Export for February 2020

Category	Vehicle Model	Production		Domestic Sales		Exports
		FEB 2019	FEB 2020	FEB 2019	FEB 2020	FEB 2019	FEB 2020
Micro	NANO	0	0	1	0	0	0
Compact	INDICA,INDICA VISTA, INDIGO CS, ZEST,BOLT, TIAGO, TIGOR, ALTROZ	10184	7714	10383	7743	42	18
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	0	0
UV1	SUMO, NEXON	5377	4102	5554	3894	104	94
UV2	SAFARI, HARRIER	1801	675	1892	641	13	6
UV3	ARIA, HEXA	260	25	280	152	0	0
V1	MAGIC EXPRESS	800	482	787	10	0	0
V2	ACE MAGIC, MAGIC IRIS	1168	323	729	463	52	80
N1- A1	ACE, ACE EX, ACE Zip	13165	9863	13478	9912	199	655
N1- A2	Super ACE, TATA207, XENON, Winger DV	3520	2159	3939	2223	551	385
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	291	196	47	25	1	0
M2- A2	Winger 14 seats, SFC407, CityRide	383	445	458	557	58	1
N2- A1	SFC407, LPT407	676	428	1846	1040	130	23
N2- A2	SFC709, LPT709	1738	698	489	270	42	127
N2- A3	LPT9109	1068	482	1639	1258	132	197
N2- A4	LPT1109	974	458	1043	788	310	63
M3- A2	LP709, SFC410, LP410	984	1413	1032	967	76	46
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	607	768	681	673	195	178
M3- C2	LPO1512, LPO1612, Starbus, Divo	497	421	506	647	172	177
N3- A1	LPT1613, LPK1616, SK1613	3512	1927	1772	1199	653	323

N3-B1(a)	LPT2518, LPK2518	2807	1932	3924	2779	115	141
N3-B1(b)	LPT3118	5355	1102	4585	1016	30	59
N3-B2(b)	LPS3518. LPS3015, LPS3516	250	247	325	242	41	6
N3-B2(d)	LPS4018, LPS4023	1025	285	1205	663	2	37
N3-B2(e)	LPS4928	434	1127	626	840	12	16

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.